As filed with the Securities and Exchange Commission on May 9, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.     Name of issuer or person filing (“Filer”):     PLACER DOME INC.

B.     This is (check one):

☑ an original filing for the Filer.

☐ an amended filing for the Filer.

C.     Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	PLACER DOME INC

Form type:	Registration Statement on Form F-9

File number (if known):	(Not Available)

Filed by:	PLACER DOME INC

Date filed (if filed concurrently, so indicate):	May 9, 2003 (Form F-X filed concurrently with Form F-9)

D.     The Filer is organized under the laws of

CANADA

and has its principal place of business at

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082

E.     The Filer designates and appoints CT CORPORATION SYSTEM (the “Agent”), located at:

111 Eighth Avenue
13th Floor
New York, NY 10011
Telephone: (212) 894-8700

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a)     any investigation or administrative proceeding conducted by the Commission; and

     (b)     any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified on Form F-9 on May 9, 2003 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.     The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.     The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-9, the securities to which the Form F-9 relates, and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on this 9th day of May, 2003.

Filer:	PLACER DOME INC.

By:	/s/ Tony S. Giardini
	Name:	Tony S. Giardini
	Title:	Treasurer

     This statement has been signed by the following person in the capacity indicated on this 9th day of May, 2003.

CT CORPORATION SYSTEM as Agent for Service of Process for PLACER DOME INC.

By:	/s/ Robin LaPeters
	Name:	Robin LaPeters
	Title:	Assistant Secretary